SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

InkSure Technologies Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share
______________________
(Title of Class of Securities)

45727E
______________________
(CUSIP Number)

Nabil M. Lawandy, PH.D.
President and Chief Executive Officer
Spectra Systems Corporation
321 South Main Street, Suite 102
Providence, Rhode Island 02903

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45727E	13D	Page 2 of 11 Pages

1.	Names of reporting persons Spectra Systems Corporation
2.	Check the appropriate box if a member of group (See Instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 18,697,548
11.	Aggregate amount beneficially owned by each reporting person 18,697,548*
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 43.3%**
14.	Type of reporting person (See Instructions) CO

CUSIP No. 45727E	13D	Page 3 of 11 Pages

1.	Names of reporting persons Nabil M. Lawandy
2.	Check the appropriate box if a member of group (See Instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 0
	8.	Shared voting power 18,697,548
	9.	Sole dispositive power 0
	10.	Shared dispositive power 18,697,548
11.	Aggregate amount beneficially owned by each reporting person 18,697,548*
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 43.3%**
14.	Type of reporting person (See Instructions) IN

CUSIP No. 45727E	13D	Page 4 of 11 Pages

1.	Names of reporting persons Douglas Anderson
2.	Check the appropriate box if a member of group (See Instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 0
	8.	Shared voting power 18,697,548
	9.	Sole dispositive power 0
	10.	Shared dispositive power 18,697,548
11.	Aggregate amount beneficially owned by each reporting person 18,697,548*
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 43.3%**
14.	Type of reporting person (See Instructions) IN

* Beneficial ownership of the Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 43,173,592 shares of Common Stock outstanding as of October 1, 2013, as set forth in the Asset Purchase Agreement described in Item 4 hereof.

CUSIP No. 45727E	13D	Page 5 of 11 Pages

Item 1.                                Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of InkSure Technologies Inc., a Delaware corporation (“InkSure” or the “Issuer”). The principal executive office of InkSure is located at 18 East 16th Street, Suite 307, New York, New York 10003.

Item 2.                                Identity and Background

This statement is being filed by each of Spectra Systems Corporation, a Delaware corporation (“Spectra”), Mr. Nabil M. Lawandy and Mr. Douglas Anderson (Messrs. Lawandy and Anderson together, the “Proxyholders”). The business address of the Proxyholders is 321 South Main Street, Suite 102, Providence, Rhode Island 02903. The principal executive office of Spectra is located at 321 South Main Street, Suite 102, Providence, Rhode Island 02903. Information as to each of the executive officers and directors of Spectra is set forth on Schedule I.

Spectra is an investor-owned leading provider of machine-readable banknote authentication technology and transaction security software with facilities in East Providence, Rhode Island and Vancouver, British Columbia, Canada.

During the last five years, neither Spectra, the Proxyholders, nor, to the best knowledge of Spectra and the Proxyholders, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Mr. Gadi Peleg, Mr. Jonathan Bettsak, Mr. Tal Gilat, and ICTS International N.V. and affiliates (each a “Stockholder” and together, the “Stockholders”), who together are the record and/or beneficial owners of 18,697,548 shares of Common Stock, have entered into Voting Agreements (as defined below) with Spectra as described in Item 4. The transactions contemplated by the Voting Agreements (which are the basis for the beneficial ownership by Spectra of certain of the shares of Common Stock held by the Stockholders) are not expected to require the payment of any funds by Spectra or the Proxyholders to the Stockholders.

The Stockholders entered into the Voting Agreements to induce Spectra to enter into the Asset Purchase Agreement described in Item 4. Under the terms of the Voting Agreements, each of the Stockholders granted the Proxyholders its proxy to vote such Stockholder’s shares of Common Stock, to instruct nominees or record holders to vote such shares of Common Stock, or grant a consent or approval in respect of such shares of Common Stock in accordance with the Voting Agreements and, in the discretion of the Proxyholders, with respect to any adjournments or postponements of any meeting of Stockholders at which any of the matters described in the Voting Agreements are to be considered.

CUSIP No. 45727E	13D	Page 6 of 11 Pages

Item 4.                                Purpose of Transaction

Asset Purchase Agreement

On October 1, 2013, Spectra entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with (1) InkSure, (2) InkSure Inc., a Delaware corporation and wholly-owned subsidiary of InkSure, and (3) InkSure Ltd., an Israeli corporation and wholly-owned subsidiary of InkSure, providing for the sale by InkSure to Spectra of substantially all of the assets used in InkSure’s authentication and tracking business (the “Acquisition”). Pursuant to the Asset Purchase Agreement, at the time of closing, Spectra will purchase the assets to be sold in the Acquisition and assume certain liabilities from InkSure for a purchase price of approximately $840,684, plus (i) Spectra’s and the Issuer’s joint good faith estimate of the value of Issuer’s inventory at the time and date of the closing of the transactions contemplated by the Asset Purchase Agreement (ii) $200,000, deposited with Wells Fargo Bank, National Association to be held in accordance with the terms of an escrow agreement to secure InkSure’s obligations to pay Spectra any indemnification claims for a period of up to one year after the date of the closing and (iii) certain other post-closing payments and adjustments.

Voting Agreements

In connection with the execution of the Asset Purchase Agreement, Spectra entered into a stockholder voting agreement (collectively, the “Voting Agreements”) with each of the Stockholders. During the terms of the Voting Agreements but subject to certain limitations set forth therein, the Stockholders agreed to vote all of their shares of Common Stock (the “Covered Shares”) in favor of the adoption of the Asset Purchase Agreement and the approval of the Acquisition, and against the approval or adoption of any proposal made in opposition to, or in competition with, the Acquisition and against any other competing transaction. The Stockholders are also subject to certain non-solicitation restrictions set forth in the Voting Agreements. The Voting Agreements terminate on the earliest of (i) the date the Asset Purchase Agreement is terminated in accordance with its terms, or (ii) the date upon which the stockholders of InkSure have voted on the Acquisition.

Under the terms of the Voting Agreements, each of the Stockholders also granted the Proxyholders its proxy to vote such Stockholder’s Covered Shares, to instruct nominees or record holders to vote such Covered Shares, or grant a consent or approval in respect of such Covered Shares in accordance with the Voting Agreements and, in the discretion of the Proxyholders, with respect to any adjournments or postponements of any meeting of Stockholders at which any of the matters described in the Voting Agreements are to be considered. In addition, under the Voting Agreements, the Covered Shares may only be transferred in limited circumstances, and only with the consent of Spectra.

The foregoing summaries of the Asset Purchase Agreement and Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of the Asset Purchase Agreement and the Form of Stockholder Voting Agreement incorporated by reference herein as set forth in the Exhibit Index hereto, respectively.

Subject to the terms of the Asset Purchase Agreement and the Voting Agreements, Spectra may, at any time (i) engage InkSure, stockholders of Spectra and InkSure, or other relevant parties in discussions that may include one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and (ii) review or reconsider its position with respect to InkSure and formulate plans or proposals with respect to any such matters.

CUSIP No. 45727E	13D	Page 7 of 11 Pages

Item 5.                                Interest in Securities of the Issuer

(a)-(b) Immediately prior to the execution of the Voting Agreements, Spectra and the Proxyholders did not beneficially own any shares of Common Stock. However, as a result of the proxies granted in each of the Voting Agreements on October 1, 2013, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Spectra may be deemed to have shared voting power with respect to (and therefore beneficially own) 18,697,548 shares of Common Stock, representing approximately 43.3% of the Common Stock outstanding as of October 1, 2013 (based on the number of shares outstanding as set forth in the Asset Purchase Agreement). Accordingly, the percentage of the outstanding shares beneficially owned by Spectra is approximately 43.3%.

As a result of the proxies granted in each of the Voting Agreements on October 1, 2013, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, Mr. Nabil M. Lawandy may be deemed to have shared voting power with respect to (and therefore beneficially own) 18,697,548 shares of Common Stock, representing approximately 43.3% of the Common Stock outstanding as of October 1, 2013 (based on the number of shares outstanding as set forth in the Asset Purchase Agreement). Accordingly, the percentage of the outstanding shares beneficially owned by Mr. Nabil M. Lawandy is approximately 43.3%.

As a result of the proxies granted in each of the Voting Agreements on October 1, 2013, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, Mr. Douglas Anderson may be deemed to have shared voting power with respect to (and therefore beneficially own) 18,697,548 shares of Common Stock, representing approximately 43.3% of the Common Stock outstanding as of October 1, 2013 (based on the number of shares outstanding as set forth in the Asset Purchase Agreement). Accordingly, the percentage of the outstanding shares beneficially owned by Mr. Douglas Anderson is approximately 43.3%.

Except as set forth above, neither Spectra, the Proxyholders, nor, to the best of their knowledge, any of the individuals named in Schedule I hereto, owns any shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Spectra or the Proxyholders are the beneficial owners of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Item 5, to the best knowledge of Spectra and the Proxyholders, no other person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

(d) Spectra and the Proxyholders do not have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of Spectra and the Proxyholders, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Spectra, the Proxyholders and the individuals named in Schedule I and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 45727E	13D	Page 8 of 11 Pages

Item 7.                                Material to be Filed as Exhibits

1
Asset Purchase Agreement, dated as of October 1, 2013, by and among InkSure Technologies Inc., InkSure Inc., InkSure Ltd., and Spectra Systems Corporation (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by InkSure Technologies, Inc. on October 3, 2013 (File No. 000-24431)).

2
Form of Stockholder Voting Agreement, dated as of October 1, 2013, by and among InkSure Technologies, Inc., Spectra Systems Corporation and the stockholders party thereto (incorporated by reference from Exhibit 2.2 to the Current Report on Form 8-K filed by InkSure Technologies, Inc. on October 3, 2013 (File No. 000-24431).

99.1	Joint Filing Agreement, dated as of October 11, 2013, by and among Spectra Systems Corporation, Nabil M. Lawandy and Douglas Anderson. (Filed herewith)

CUSIP No. 45727E	13D	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2013

SPECTRA SYSTEMS CORPORATION

By:	/s/ Nabil M. Lawandy
Name: Nabil M. Lawandy, PH.D.
Title: President and
Chief Executive Officer

By:	/s/ Nabil M. Lawandy
Name: Nabil M. Lawandy, PH.D.

By:	/s/ Douglas Anderson
Name: Douglas Anderson

CUSIP No. 45727E	13D	Page 10 of 11 Pages

SCHEDULE I

Name	Present Business Address	Present Principal Occupation	Citizenship

Directors

Nabil M. Lawandy	Spectra Systems Corporation, 321 S. Main St., Suite 102, Providence, RI 02903	President & CEO	United States

Oussama Salam	Spectra Systems Corporation, 321 S. Main St., Suite 102, Providence, RI 02903	Chairman of Hala Salaam Maksoud Foundation	Lebanon

Roland Puton	Spectra Systems Corporation, 321 S. Main St., Suite 102, Providence, RI 02903	Retired	Switzerland

Donald Stanford	GTECH Corporation, 55 Technology Way, West Greenwich, RI 02817	Adjunct Professor of Computer Science and Engineering at Brown University	United States

Martin Jaskel	European American Capital Limited, 3rd Floor, Marvic House, Bishops Road, London SW6 1AD, England	Senior Advisor	United Kingdom

BJ Penn	Spectra Systems Corporation, 321 S. Main St., Suite 102, Providence, RI 02903	Chairman of the Board	United States

Jeffrey Donohue	Novartis Inatitutes for BioMedical Research, 220 Massachusetts Ave, 2nd Floor, Cambridge MA 02139	Corporate Counsel	United States

Executive Officers

Nabil M. Lawandy	Spectra Systems Corporation, 321 S. Main St., Suite 102, Providence, RI 02903	President & Chief Executive Officer	United States

Douglas Anderson	Spectra Systems Corporation, 321 S. Main St., Suite 102, Providence, RI 02903	Chief Financial Officer	United States

CUSIP No. 45727E	13D	Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit	Description

1
Asset Purchase Agreement, dated as of October 1, 2013, by and among InkSure Technologies Inc., InkSure Inc., InkSure Ltd., and Spectra Systems Corporation (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by InkSure Technologies, Inc. on October 3, 2013 (File No. 000-24431)).

2
Form of Stockholder Voting Agreement, dated as of October 1, 2013, by and among InkSure Technologies, Inc., Spectra Systems Corporation and the stockholders party thereto (incorporated by reference from Exhibit 2.2 to the Current Report on Form 8-K filed by InkSure Technologies, Inc. on October 3, 2013 (File No. 000-24431).

99.1	Joint Filing Agreement, dated as of October 11, 2013, by and among Spectra Systems Corporation, Nabil M. Lawandy and Douglas Anderson. (Filed herewith)